UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1 )

Group 1 Automotive, Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

398905109

(CUSIP Number)

Robert A. Curry, Esq.

Mark D. Berman, Esq.

Conner & Winters

3700 First Place Tower

15 East Fifth Street

Tulsa, Oklahoma 74103

918-586-5711

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communication)

May 15, 2001

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:   Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provision of the Act (however, see the Notes.)

CUSIP NO. 398905109	13D	Page 2 of 6 pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Robert E. Howard, II.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 2,048,800 8 SHARED VOTING POWER 0 9 SOLE DISPOSITIVE POWER 1,268,800 10 SHARED DISPOSITIVE POWER 780,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,048,800
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

CUSIP NO. 398905109	13D	Page 3 of 6 pages

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.9%
14	TYPE OF REPORTING PERSON IN

ITEM 1. SECURITY AND ISSUER

This Amendment No. 1 amends the Schedule 13D filed on November 13, 1997, by the reporting person and relates to the common stock, par value $.01 per share (the “Common Stock”) of Group 1 Automotive, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 950 Echo Lane, Suite 100, Houston, Texas 77024.

ITEM 2. IDENTITY AND BACKGROUND

This statement is filed by Robert E. Howard, II, who is a natural person and a citizen of the United States of America. Mr. Howard is a member of the board of directors of the Issuer. Mr. Howard is also a director and the President of Mercedes Benz of Oklahoma. His business address is 1225 North Broadway Avenue, Oklahoma City, OK 73102.

During the past five years, Mr. Howard has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Mr. Howard is not currently, and during the last five years has not been, party to a civil proceeding of a judicial or administrative body of competent jurisdiction, resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such law.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Mr. Howard acquired beneficial ownership of 54,917 of the shares of Common Stock reported on this Amendment 1 to Schedule 13D with personal funds.

ITEM 4. PURPOSE OF TRANSACTION

Mr. Howard purchased the shares of the Common Stock, as described above, for investment purposes.

Except as set forth in this Item 4, Mr. Howard does not have any plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 to Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) Mr. Howard is now the beneficial owner of 2,048,800 shares of Common Stock. The Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2004, reports that there were 23,112,100 shares of Common Stock outstanding as of October 29, 2004. Mr. Howard is therefore currently the beneficial owner of 8.9% of the total issued and outstanding shares of Common Stock.

(b) The responses of Mr. Howard to Items 7-11 of the cover page of this Schedule 13D/A are incorporated herein by reference.

CUSIP NO. 398905109	13D	Page 4 of 6 pages

(c) No transactions in the Common Stock have been effected during the past sixty days. Mr. Howard filed Schedule 13D on November 13, 1997, wherein he reported the acquisition of beneficial ownership of 2,982,405 shares, or 20.3%, of the Issuer’s then outstanding Common Stock. Due to factors such as the price of the Common Stock, general stock market and economic conditions, tax considerations and other factors deemed relevant, Mr. Howard decided to dispose of Common Stock of the Issuer on various dates and in various amounts beginning in April 2001. Unless otherwise indicated, all transactions were effected on the open market. Such transactions are reported herein as follows:

DATE OF ACQUISITION	SHARES ACQUIRED	HOW ACQUIRED / PRICE PER SHARE
12-24-1997	16,400 shares	$8.50
12-1-1998	33,334 shares	Exercise of a right/option for nominal consideration pursuant to pre-existing agreement[1]
08-06-1999	600 shares	$20.44
08-22-2002	1,250	Exercise of a right/option for nominal consideration pursuant to pre-existing agreement[2]
05-16-2003	3,333	Exercise of an option for nominal consideration pursuant to pre-existing agreement[3]
03-11-2004	1,500 shares	By inheritance

DATE OF DISPOSITION	SHARES DISPOSED BY SALE or GIFT	PRICE PER SHARE (UNLESS DISPOSITION BY GIFT OR OTHER)
04-30-2001	10,000 shares	$18.52
05-01-2001	8,100 shares	$18.50
05-02-2001	3,200 shares	$18.50
05-03-2001	9,700 shares	$18.50
05-07-2001	33,400 shares	$18.50
05-09-2001	44,900 shares	$20.00
05-15-2001	90,700 shares	$19.90
12-18-2001	1,000 shares	Gift
02-14-2002	50,000 shares	$32.29
02-15-2002	50,000 shares	$32.05
02-26-2002	100,000 shares	$34.60
03-04-2002	54,500 shares	$40.05
03-05-2002	45,500 shares	$39.20
04-23-2002	1,000 shares	Gift
04-25-2002	30,000 shares	$44.06
05-03-2002	20,000 shares	$48.21
05-20-2002	50,000 shares	$48.90
07-10-2002	16,667	Share grant to employee[4]
07-10-2002	3,951	Gift
07-15-2002	1,000 shares	Gift
08-06-2003	164,954 shares	$34.32
08-11-2003	4,000 shares	Gift
08-19-2003	1,000 shares	Gift
09-04-2003	17,000 shares	$39.00
09-18-2003	15,000 shares	$39.12
09-19-2003	10,450 shares	$39.42

[1]	Employee Stock Purchase Agreement dated June 16, 1997, by and between Mr. Howard and Steve Albright.

[2]	Employee Stock Purchase Agreement dated June 16, 1997, by and between Mr. Howard and Scott Smith.

[3]	Stock Restriction and Option Agreement dated December 1, 1998 (“Option Agreement”) by and between Mr. Howard and Joe Heitz.

[4]	Pursuant to Option Agreement described in Footnote 3.

CUSIP NO. 398905109	13D	Page 5 of 6 pages

02-27-2004	50,000 shares	$36.43
03-23-2004	50,000 shares	$34.73
03-25-2004	50,000 shares	$34.66
03-30-2004	3,000 shares	Gift
04-06-2004	1,000 shares	Gift

(d) Mr. Howard shares dispositive power with respect to 780,000 shares of the Common Stock pursuant to the pledge of those shares to a financial institution.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Mr. Howard entered into a registration agreement dated December 19, 2001, with the Issuer (the “Agreement”) under which the Issuer agreed to file a registration statement covering the offering for resale by Mr. Howard of up to 700,000 shares of Common Stock. Under the Agreement, Mr. Howard agreed not to sell any shares of Common Stock owned by him, other than pursuant to the registration statement, until the earlier of (i) the first business day immediately following the consummation of the sale of all his shares of Common Stock covered by the registration statement or (ii) the first business day immediately following the termination of the Agreement by Mr. Howard or the Issuer. The Agreement also allowed the Issuer to defer the sale by Mr. Howard of any shares of Common Stock covered by the registration statement under certain circumstances.

Mr. Howard entered into a lock-up agreement dated October 25, 2001, with Goldman, Sachs & Co. in which he agreed, subject to certain exceptions, not to sell or otherwise dispose of any shares beneficially owned by Mr. Howard for 60 days following the date of the final prospectus supplement covering the public offering referred to therein.

Mr. Howard entered into Employee Stock Purchase Agreements dated June 16, 1997 (“Stock Purchase Agreements”), with employees Steve Albright and Scott Smith. Pursuant to the Stock Purchase Agreements, Mr. Howard had the right to acquire the employees’ unvested shares of the Common Stock within 90 days of the cessation of their employment.

Mr. Howard entered into a Stock Restriction and Option Agreement dated December 1, 1998, with employee Joe Heitz under which Mr. Howard was granted the option to acquire a percentage of Mr. Heitz’ shares of the Common Stock.

Mr. Howard entered into a Stock Pledge Agreement dated January 31, 2003, with the Bank of Oklahoma pursuant to which he pledged 1,000,000 shares of the Common Stock as collateral in connection with a loan agreement. Absent an event of default under the loan agreement, Bank of Oklahoma does not have power to sell the shares of Common Stock. Mr. Howard retains voting power with respect to the shares of Common Stock.

Howard Investments, L.L.C. (“Howard Investments”), which is controlled by Mr. Howard, entered into a Loan and Collateral Account Agreement dated August 15, 2003 (the “Loan Agreement”), with Merrill Lynch Private Finance Inc. (“Merrill Private Finance”) which provides for a credit facility that is secured by a pledge of assets into a securities account. The pledged assets include 780,000 shares of the Common Stock. The Loan Agreement provides that Merrill Private Finance may instruct the disposition of the pledged securities at any time, including but not limited to a reduction in the value of the collateral below agreed maintenance requirements or the occurrence of a “remedy event” under the agreement. Mr. Howard retains voting power with respect to the shares of Common Stock.

CUSIP NO. 398905109	13D	Page 6 of 6 pages

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1.	Registration Agreement dated December 19, 2001, between Mr. Howard and the Issuer.

Exhibit 2.	Lock-up Agreement dated October 25, 2001, between Mr. Howard and Goldman Sachs & Co.

Exhibit 3.	Employee Stock Purchase Agreement dated June 16, 1997, between Mr. Howard and Steve Albright.

Exhibit 4.	Employee Stock Purchase Agreement dated June 16, 1997, between Mr. Howard and Scott Smith.

Exhibit 5.	Stock Restriction and Option Agreement dated December 1, 1998, between Mr. Howard and Joe Heitz.

Exhibit 6.	Stock Pledge Agreement dated January 31, 2003, between Mr. Howard and Bank of Oklahoma.

Exhibit 7.	Loan and Collateral Account Agreement dated August 15, 2003, between Howard Investments and Merrill Lynch Private Finance Inc.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 24, 2004
Date

/s/ Robert E. Howard, II
Signature

Name / Title